UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRUE DRINKS HOLDINGS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

897837100

(CUSIP Number)

LB 2, LLC

2560 East Chapman Avenue #173

Orange, CA 92869

Attention: Manager

With a copy to:

Ryan C. Wilkins, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive

Newport Beach, CA 92660

(949) 725-4115

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS LB 2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 61,182,144
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 61,182,144
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,182,144
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO (LLC)

(1)	The percentage owned is based on 53,691,225 shares of Common Stock outstanding as of May 4, 2015 as reported by the Issuer in its Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2015.

CUSIP No. 897837100	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Vincent C. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,182,144
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 61,182,144
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,182,144
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 53,691,225 shares of Common Stock outstanding as of May 4, 2015 as reported by the Issuer in its Schedule 14C filed with the Commission on May 19, 2015.

CUSIP No. 897837100	13D	Page 4 of 7 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Shares”), of True Drinks Holdings, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 118553 MacArthur Blvd., Suite 325, Irvine, CA 92612. As reported in the Company’s Schedule 14C filed with the Commission on May 19, 2015, there were 53,691,225 Shares outstanding as of May 4, 2015.

Item 2. Identity and Background

Reporting Persons

(a) This Statement is filed by (i) LB 2, LLC, a California limited liability company (“LB 2”), and (ii) Vincent C. Smith, an individual (“Mr. Smith,” and, together with LB 2, the “Reporting Persons”). Mr. Smith is the sole manager of LB 2. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The business address for each of the Reporting Persons is 2560 East Chapman Avenue #173, Orange, CA 92869, Attention: Manager.

(c) LB 2 is an investment vehicle. The principal occupation of Mr. Smith is Principal of Toba Capital.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LB 2 is organized under the laws of California. Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Series C Preferred and Warrants described in Item 4 below (collectively, the “Securities”) for approximately $6.7 million in investment capital. The source of funds for this transaction was the available capital of LB 2.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference. The Securities of the Company to which this Statement relates have been acquired by the Reporting Persons for investment purposes.

On February 20, 2015, LB 2 entered into a Securities Purchase Agreement with the Company, as amended by Amendment No. 1 to Securities Purchase Agreement, dated as of March 26, 2015 (together, the “Purchase Agreement”), pursuant to which LB 2 purchased (i) 67,000 shares of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred”) and (ii) five-year warrants (“Warrants”) to purchase an aggregate of 15,633,333 Shares (the “Warrant Shares”) exercisable for $0.15 per share. Each share of Series C Preferred has a stated value of $100 per share (the “Stated Value”), and is convertible, at the option of each respective holder, into that number of Shares equal to the Stated Value, divided by $0.15 per share. The terms of the Series C Preferred are more fully described in that certain First Amended and Restated Certificate of Designation, Preferences, Rights And Limitations of Series C Convertible Preferred Stock of the Company filed with the Secretary of State of Nevada on March 26, 2015 (the “Certificate of Designation”).

CUSIP No. 897837100	13D	Page 5 of 7 Pages

In addition to the Purchase Agreement, the Company and LB 2 entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to register the Shares issuable upon exercise of the Warrants and the conversion of the Series C Preferred, pursuant to the Securities Act of 1933, as amended, on a Registration Statement on Form S-1 no later than 75 days after July 1, 2015.

The foregoing descriptions of the Purchase Agreement, Certificate of Designation, Warrant and Registration Rights Agreement are qualified in their entirety by reference to the text of those agreements. Each of the foregoing agreements are included as Exhibits to this Statement and are incorporated herein by reference.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, trading price of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, encouraging the Company to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Based on the Company’s Information Statement on Schedule 14C filed with the Commission on May 19, 2015 (the “Information Statement”), 53,691,225 Shares were outstanding as of May 4, 2015. The stockholder consent referred to in the Information Statement (the “Stockholder Consent”) approved an increase in the number of authorized Shares. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, the Stockholder Consent became effective on June 8, 2015, at which time the increase in the number of authorized Shares became effective, resulting in the Series C Preferred becoming eligible to be converted into Shares and the Warrants becoming eligible to be exercised for Shares. Prior to June 8, 2015, the Reporting Persons did not have the right or ability to convert the Series C Preferred into Shares or exercise the Warrants for Shares because there were insufficient authorized Shares to allow for the conversion. As a result of the effectiveness of the Stockholder Consent, the Reporting Persons acquired beneficial ownership of 60,300,000 Shares as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, making each of the Reporting Persons the beneficial owner of 53.6% of the Company. The Shares beneficially owned includes shares of Series C Preferred convertible into Shares and Shares underlying currently exercisable Warrants. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the amount of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding Shares of the person does not necessarily reflect a person’s actual ownership or voting power with respect to the number of Shares actually outstanding.

CUSIP No. 897837100	13D	Page 6 of 7 Pages

(b) LB 2 has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 61,182,144 Shares. Mr. Smith has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, 61,182,144 Shares.

(c) LB 2 purchased Shares on the open market during the past 60 days as set forth on Schedule A attached hereto and incorporated herein by reference. Except as set forth on Annex A and disclosed in Item 4 above, during the past 60 days, the Reporting Persons effected no transactions in the Company’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The Certificate of Designation, Purchase Agreement, Warrant and Registration Rights Agreement, are incorporated herein by reference to Exhibits 3.2, 10.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K filed with the Commission on February 24, 2015.

CUSIP No. 897837100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 16, 2015

Vincent C. Smith

/s/ Vincent C. Smith

LB 2, LLC

By:	/s/ Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager

Schedule A

Transactions in Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/Sold	Date of Purchase / Sale	Price per Share ($)
Purchase of Common Stock	39,500	5/13/2015	0.1952
Purchase of Common Stock	5,500	5/13/2015	0.194
Purchase of Common Stock	5,000	5/13/2015	0.1904
Purchase of Common Stock	50,000	5/15/2015	0.183
Purchase of Common Stock	29,000	5/15/2015	0.1892
Purchase of Common Stock	5,000	5/15/2015	0.186
Purchase of Common Stock	16,000	5/15/2015	0.1833
Purchase of Common Stock	5,000	5/15/2015	0.1904

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, $0.001 par value per share, of True Drinks Holdings, Inc., a Nevada corporation, dated as of June 16, 2015 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 16, 2015

Vincent C. Smith

/s/ Vincent C. Smith

LB 2, LLC

By:	/s/ Vincent C. Smith
Name:	Vincent C. Smith
Title:	Manager